Exhibit 99.3

AMENDMENT NO. 1 TO

FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP

OF

GASLOG PARTNERS LP

This Amendment No. 1 (this “Amendment No. 1”) to the First Amended and Restated Agreement of Limited Partnership of GasLog Partners LP (the “Partnership”), dated as of May 12, 2014 (the “Partnership Agreement”), is hereby adopted effective as of October 30, 2014, by the Board of Directors of the Partnership and GasLog Partners GP LLC, a Marshall Islands limited liability company, as the General Partner (the “General Partner”). Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the Partnership’s Board of Directors (the “Board”), without the approval of any Limited Partner, may amend any provision of the Partnership Agreement to reflect a change that the Board determines does not adversely affect the rights of the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, acting pursuant to the power granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the rights of the Limited Partners in any material respect.

NOW THEREFORE, the Board and the General Partner do hereby amend the Partnership Agreement as follows.

Section 1. Amendments. Section 7.2 is hereby amended and restated as follows:

“Section 7.2. Election and Appointment; Term; Manner of Acting. (a) The Board of Directors shall consist of the following seven individuals, all of whom shall be Appointed Directors and serve until the 2015 Annual Meeting: Peter Livanos, Robert B. Allardice III, Curtis Anastasio, Daniel Bradshaw, David P. Conner, Pamela Gibson and Donald J. Kintzer. Subject to Section 7.2(d), following the 2015 Annual Meeting, the Board of Directors shall consist of seven individuals, four of whom shall be Appointed Directors and three of whom shall be Elected Directors. The Elected Directors shall be divided into three classes: Class I, comprising one Elected Director, Class II, comprising one Elected Director and Class III, comprising one Elected Director; provided that following the addition of one additional Elected Director resulting from a Surrender Election pursuant to Section 7.2(d), Class III shall comprise two Elected Directors. Any vacancy among the Appointed Directors shall be filled as if an Appointed Director had resigned, in accordance with Section 7.6. The successors of the initial members of the Board of Directors shall be appointed or elected, as the case may be, as follows:

(i)                 The Appointed Directors shall be appointed by the General Partner, and each Appointed Director shall hold office until his successor is duly appointed by the General Partner and qualified or until his earlier death, resignation or removal; and

(ii)               The Class I Elected Director shall be elected at the 2015 Annual Meeting for a one-year term expiring on the date of the first succeeding Annual Meeting, the Class II Elected Director shall be elected at the 2015 Annual Meeting for a two-year term expiring on the second succeeding Annual Meeting and the Class III Elected Director (or, if a Surrender Election has been made, the Class III Elected Directors) shall be elected at the 2015 Annual Meeting for a three-year term expiring on the third succeeding Annual Meeting, in each case by a plurality of the votes of the Outstanding Common Units present in person or represented by proxy at the Annual Meeting with each Outstanding Common Unit having one vote.

(b)               Except as provided in paragraph (a)(ii) above with respect to the Elected Directors elected at the 2015 Annual Meeting or as provided in paragraphs (d) through (g) below, each member of the Board of Directors appointed or elected, as the case may be, at an Annual Meeting shall hold office until the third succeeding Annual Meeting and until his successor is duly elected or appointed, as the case may be, and qualified, or until his earlier death, resignation or removal.

(c)                Each member of the Board of Directors shall have one vote. The vote of the majority of the members of the Board of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. A majority of the number of members of the Board of Directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than a quorum is present at a meeting, a majority of the members of the Board of Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(d)               The General Partner shall have the right, exercisable in its sole discretion at any time, to elect in writing to surrender its right to appoint one Appointed Director (such election, a “Surrender Election”). If the Surrender Election is made, then in accordance with and at the times specified in Sections 7.2(e) and (f) below, (i) the number of Appointed Directors shall decrease from four to three and (ii) the number of Elected Directors shall increase from three to four. The Partnership shall inform the Limited Partners of the date on which the Surrender Election is made within 30 days following the Surrender Election.

(e)                If a Surrender Election is made, then, unless Section 7.2(f) applies, the additional Elected Director resulting from the Surrender Election shall be elected at the Annual Meeting next following the Surrender Election. Such Elected Director shall be a Class III Elected Director and shall hold office until the Annual Meeting at which the Class III Elected Director seat would expire.

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(f)                If the Surrender Election is made after the 2015 Annual Meeting, within 90 days following the date of the Surrender Election, the General Partner, the Board of Directors or the Limited Partners may call a special meeting to be held prior to the next Annual Meeting, in accordance with the procedures in Section 13.4, for the sole purpose of the Limited Partners electing an additional Elected Director. Such Elected Director shall be a Class III Elected Director and shall hold office until the Annual Meeting at which the Class III Elected Director seat would expire.

(g)               On and after the date that an additional Elected Director is elected in accordance with Section 7.2(e) or (f), only three Appointed Directors may be in office at any time. If necessary to satisfy this condition, the General Partner shall, immediately prior to the election of the additional Elected Director and in accordance with Section 7.4(a)(i), designate the Appointed Director whose term shall terminate upon such election.”

Section 2. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 3. This Agreement shall be construed in accordance with and governed by the laws of The Republic of the Marshall Islands, without regard to the principles of conflicts of law.

Section 4. If any provision or part of a provision of this Amendment No. 1 is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and this Amendment No. 1 shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

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IN WITNESS WHEREOF, the party hereto has executed this Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership as a Deed as of the date first written above.

GasLog Partners LP

By:	/s/ Andrew Orekar
Name: Andrew Orekar
Title: Chief Executive Officer

[Signature Page to Amendment No. 1]